SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: December 4, 2002
(Date of earliest event reported)

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 9.   Regulation FD Disclosure



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

DEERE TO RELEASE MONTHLY RETAIL-SALES COMMENT

    MOLINE, IL -- Deere & Company today said that it plans to release commentary on November 2002 retail sales next week. The company's remarks will be posted on the Deere web site after the monthly announcement of industry sales by the Association of Equipment Manufacturers. The AEM report is normally made public on or shortly after the tenth day of the month.

    Deere's statement will provide comment about the AEM data and other information concerning company retail sales of farm machinery, construction equipment and commercial and consumer equipment.

    The company's comments will be available on the Internet at www.deere.com for several days following the AEM announcement. Other information regarding developments at Deere may also be posted on the company web site from time to time.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
       James H. Becht
       Secretary

Dated: December 4, 2002